UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-38768

MDJM LTD

Fernie Castle, Letham

Cupar, Fife, KY15 7RU

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Entry into Material Definitive Agreements

Acquisition Advisory and Coordination Agreement

On April 15, 2026, Mansions Catering and Hotel LTD (the “Purchaser”), a United Kingdom company and a wholly-owned subsidiary of MDJM LTD (the “Company”), entered into an Acquisition Advisory and Coordination Agreement (the “Advisory Agreement”) with Broad Investment Securities LLC (the “Advisor”) in connection with the proposed acquisition of 75% of the equity interests in Mirai Co., Ltd. (株式会社みらい), a corporation incorporated under the laws of Japan (“Mirai”). Pursuant to the Advisory Agreement, the Advisor agreed to provide certain acquisition advisory, coordination and payment-related services in connection with the proposed acquisition. The Advisory Agreement also provides that the Purchaser will pay the Advisor an advisory fee of US$200,000, consisting of an initial fee of US$30,000 and a remaining fee of US$170,000 payable following completion of the acquisition, subject to the terms of the Advisory Agreement.

As of the date of this report, the Purchaser has paid the initial fee of US$30,000 to the Advisor.

Share Purchase Agreement

On May 6, 2026, the Purchaser, Leyong Lin (林楽勇), the holder of 100% of the issued and outstanding shares of common stock of Mirai (the “Seller”), and Mirai entered into a Share Purchase Agreement (the “Purchase Agreement”). Pursuant to the Purchase Agreement, the Purchaser agreed to purchase from the Seller 45 issued shares of common stock of Mirai (the “Shares”), representing 75% of the issued and outstanding shares of common stock of Mirai, upon the terms and subject to the conditions set forth therein. Following the closing of the transaction contemplated by the Purchase Agreement, the Purchaser will own 75% of the issued and outstanding shares of Mirai. Mirai is a Japan-based supply chain company primarily engaged in the supply of consumer electronics and cosmeceutical products to corporate distributors.

The purchase price , as set forth in the Purchase Agreement and the Advisory Agreement, is US$1,000,000, subject to adjustment, reduction, set-off or credit as expressly set forth in the Purchase Agreement. As of the date of this report, the Purchaser has paid US$290,000 as the first installment of the consideration for the acquisition to the Seller through the Advisor, which amount will be credited toward the purchase price under the Purchase Agreement. The second installment of US$290,000 is payable following receipt by the Purchaser of evidence reasonably satisfactory to it that the transfer of the Shares has been duly approved and completed in accordance with applicable Japanese law and Mirai’s organizational documents. The third installment of US$420,000 is payable only after the closing of the acquisition, subject to the satisfaction or written waiver by the Purchaser of certain post-closing payment conditions, including, among others, delivery of audited financial statements of Mirai for the two most recently completed fiscal years, completion or resolution of any required Nasdaq notice, application or review process, and establishment of a post-closing management arrangement to the Purchaser’s reasonable satisfaction.

The closing of the transaction is subject to customary closing conditions and other conditions set forth in the Purchase Agreement, including, among others, delivery of closing deliverables by the Seller and Mirai and receipt by the Purchaser of evidence reasonably satisfactory to it that the transfer of the Shares has been duly approved and completed in accordance with applicable Japanese law and Mirai’s organizational documents. The parties expect the transaction to close on or around May 13, 2026. There can be no assurance that the transaction will be completed on the terms described above, or at all, or as to the timing of any closing.

The Purchase Agreement also provides that if certain post-closing payment conditions are not satisfied or waived within 75 calendar days after the closing date, or if the audited financial statements reveal material discrepancies or adverse deviations from the unaudited financial information previously provided to the Purchaser, the Purchaser may, subject to the terms of the Purchase Agreement, withhold, reduce or set off against the third installment, or terminate the Purchase Agreement and rescind and unwind the transaction.

Amendment No. 1 to Acquisition Advisory and Coordination Agreement

In connection with the Purchase Agreement, on May 6, 2026, the Purchaser entered into Amendment No. 1 to Acquisition Advisory and Coordination Agreement (the “Amendment”) with the Advisor, which amends the Advisory Agreement. The Amendment provides, among other things, that if the Purchase Agreement is terminated for any reason, the transactions contemplated by the Purchase Agreement are not consummated for any reason, or the transaction is rescinded, unwound or otherwise reversed pursuant to the Purchase Agreement or applicable law, the Advisor shall refund, or cause to be refunded, to the Purchaser all purchase price amounts paid by or on behalf of the Purchaser to the Advisor or any other person in connection with the transaction, subject to the terms of the Amendment. The Amendment also provides that the Purchase Agreement will set forth the definitive and controlling terms and conditions governing payment of the consideration for the acquisition of Mirai, and that in the event of any conflict between the Advisory Agreement and the Purchase Agreement with respect to the purchase price, payment timing, installment conditions, withholding, reduction, set-off, adjustment, refund, termination, rescission or unwinding rights, the terms of the Purchase Agreement shall prevail and control.

The foregoing descriptions of the Advisory Agreement, the Purchase Agreement and the Amendment do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are filed as Exhibits 10.1, 10.2 and 10.3, respectively, to this report on Form 6-K and are incorporated herein by reference.

Incorporation by Reference

This report of foreign private issuer on Form 6-K is hereby incorporated by reference into (i) the registration statement on Form F-3 of the Company (File Number 333-294010), as amended, and (ii) the registration statement on Form S-8 of the Company (File Number 333-278269), as amended, and into the prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description
10.1*	Acquisition Advisory and Coordination Agreement, dated April 15, 2026, by and between Mansions Catering and Hotel LTD and Broad Investment Securities LLC.
10.2*	Share Purchase Agreement, dated May 6, 2026, by and among Mansions Catering and Hotel LTD, Leyong Lin (林楽勇) and Mirai Co., Ltd. (株式会社みらい).
10.3	Amendment No. 1 to Acquisition Advisory and Coordination Agreement, dated May 6, 2026, by and between Mansions Catering and Hotel LTD and Broad Investment Securities LLC.

*Certain personally identifiable information has been omitted from this exhibit pursuant to Item 601(a)(6) of Regulation S-K. Certain schedule to this agreement has been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the U.S. Securities and Exchange Commission upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDJM LTD

Date: May 6, 2026	By:	/s/ Siping Xu
	Name:	Siping Xu
	Title:	Chief Executive Officer and Chairman of the Board of Directors